[Timeline, Inc. letterhead]

September 20, 2005

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
United States Securities Exchange Commission
Washington, D.C. 20549

Re:	Timeline, Inc.
Form 10-KSB for Fiscal Year Ended March 31, 2005, filed June 29, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005, filed August 15, 2005
Form 8-K filed September 2, 2005

Dear Ms. Collins:

We received your letter dated September 7, 2005 regarding the Staff’s review of the above-referenced filings.  Set forth below is our response to the Staff’s comments.  For sake of ease and clarity, we have formed the responses in the same sequential order as presented in your letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005
Report of Independent Registered Public Accounting Firm, page F-2

1.

We note that the Company’s consolidated financial statements at and for the year ended March 31, 2004 were audited by other auditors.  Revise your Form 10-KSB to include the audit report of such auditors and the necessary consents pursuant to Item 310 of Regulation S-B and Article 2-05 of Regulation S-X.

We have discussed the matter with KPMG, LLP, our prior independent registered public accounting firm.  KPMG is in the process of scheduling meetings with our current auditors and reviewing the Form 10-KSB prior to providing their consent.  We anticipate that this review will be completed within the next several weeks and we will then promptly file an amendment to the Form 10-KSB to include KPMG’s audit report and written consent.

Form 8-K Filed September 2, 2005

2.

We note that with respect to the Company’s asset sale, you entered into a four year non-compete agreement with Global Software.  According to your Schedule 14A, the Company allocated approximately $480,000 of the consideration received to the value of this agreement and deferred the gain recognition over the term of the non-compete agreement.  Tell us how you determined the value of the non-compete agreement and include in your response, the significant assumptions used in your valuation.  Also, tell us how you determined that it is appropriate to defer the gain over the term of the non-compete agreement and tell us the specific accounting literature you are relying upon.

We allocated the $480,000 consideration to the non-competition agreement based on the express terms of the asset purchase agreement with Global Software. Section 5.6(b) of the asset purchase agreement provides that the consideration given to Timeline for the non-compete is valued at $10,000 per month over the 48-month non-compete term, and further provides that, for tax and accounting purposes, this consideration is to be allocated in equal monthly allocations over the 48-month period.  The asset purchase agreement was heavily negotiated agreement with an unaffiliated third-party in an arms-length transaction.  We believe that the $10,000 monthly amount represents the value to Global of the non-compete.

We deferred the gain recognition over the 48-month term of the non-compete period in accordance with SAB 101, which provides that revenue should not be recognized until it is realized or realizable and earned.  SAB 101 makes reference to SFAC No. 5, paragraph 84, in that “revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”  In addition, paragraph 84(d) states that “if services are rendered or rights to use assets extend continuously over time …, reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes.”

In this situation, Timeline’s provision of services (e.g., compliance with the non-competition agreement) extends over a period of 48 months, which the contracting parties have determined to be valued at $10,000 per month.  As such, Timeline believes it is appropriately recognizing the revenue attributable to the non-competition agreement at such monthly rate over the 48-month period, as the services are provided and the revenue is considered earned.

Further, as requested in your letter, Timeline acknowledges that:

•	Timeline is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Timeline may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (425) 822-3140 should you have any further questions or comments.

Very truly yours,

TIMELINE, INC.

/s/ Charles R. Osenbaugh

Chief Executive Officer